

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 30, 2020

Via E-mail

Kathleen A. McGah, Esq.
Senior Counsel
Delaware Life Insurance Company
1601 Trapelo Road, Suite 30
Waltham, Massachusetts 02451

> **Re:** **Delaware Life Variable Account F**
> **File Nos. 333-238865 and 811-05846**

Dear Ms. McGah:

On June 2, 2020, a registration statement on Form N-4 was filed by Delaware Life Insurance Company (the "Company") and its separate account, Delaware Life Variable Account F (the "Registrant"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

2. Please identify *all* of the Funds underlying the variable subaccounts in which an Owner may invest, particularly in light of the fact that some may be Designated Investment Options.

3. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

Prospectus Cover Page

4.   In footnote 1 to the list of underlying funds, please clarify why the MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio, and MFS Moderate Allocation Portfolio have stable net asset values and/or explain the relevance of the footnote since a stable net asset value is usually a feature of a money market fund. Please also discuss these funds in greater detail in "Variable Account Options: The Funds."

Special Terms, page 6-11

5.   For the definition of "GLWB," please add that it is "an optional guaranteed living withdrawal benefit."

6.   Pease provide definitions for "HAV" and "ROP."

Product Highlights, pages 12-16

The Fixed Account Options, pages 12-13

7.   Please disclose how and when the Company will notify Contract Owners that Fixed Account Options are available for investment.

8.   The first sentence of the first full paragraph on page 13 states that Contract Owners who select a GLWB or GMAB may only select a Fixed Account Option if they participate in the DCA. Please briefly describe what participation in the DCA entails.

9.   The second sentence of the first full paragraph on page 13 states that any allocation of Purchase Payments or transfers of Contract Value to the Fixed Account will terminate the GLWB. Please clarify whether allocations of Purchase Payments or transfers of Contract Value to the Fixed Account will also terminate the GMAB.

Optional Living Benefits, page 13-15

10.   Please add risk disclosure regarding the contingent nature of the optional riders' guarantees. For example, for the GLWB, that the chance of outliving Contract Value and receiving lifetime payments from the Company, particularly in light of the investment restrictions in the Designated Investment Options, is minimal or for the GMAB, that given the Designated Investment Options, it is unlikely there will be losses sufficient to trigger the guarantee.

The GLWB, pages 13-14

11.   Please clarify whether a Contract Owner who purchases the Income Boost GLWB is limited to the Designated Investment Options and, if so, please disclose whether purchase of any investment option that is not a Designated Investment Option will result in termination of the Income Boost GLWB. If the Income Boost GLWB rider does not limit investment options, please disclose and explain the reason for the distinction.

12.   We note that third sentence of the fifth paragraph, conflicts with disclosure on page 13 discussing the Fixed Account Option. Please reconcile.

13.   Please revise the last sentence of this section as follows: "If you elect a GLWB, you may not elect *a* GMAB" since there are currently two GLWB options and two GMAB options being offered to Contract Owners.

The GMAB, pages 14-15

14.   In the first sentence of the first paragraph, please clarify whether a Contract Owner must select either the Armor Ten GMAB or the Armor Seven GMAB when choosing a GMAB.

15.   Please disclose, as for the GLWB, "If you elect a GMAB, you may not elect *a* GLWB."

16.   If an investor selects a GMAB and selects an investment option outside of the Designated Investment Options, please disclose whether the Company will terminate the GMAB or if there are other consequences.

Designated Investment Options, page 15

17.   Please disclose the reason for the investment restrictions if a Contract Owner selects an optional living benefit (*e.g.*, the investment options have been chosen to minimize the risk that the accumulation value will be reduced to zero before the covered person's death, thereby requiring the Company to make lifetime payments from its general account in the case of a GLWB or to trigger a GMAB).

The Income Phase, Annuitization Provisions, page 15

18.   In the second sentence, please replace "variable annuity options" with "variable Annuity Payment Options."

<u>Withdrawals, Surrenders, and Withdrawal Charges, page 16</u>

19.   Please clarify that withdrawals taken while the Contract Value is greater than zero are withdrawals of the Contract Owner's own money and that it unlikely that the Company will pay a Contract Owner any benefits under the living riders.

20.   Please disclose factors that may not make the purchase of the Contract suitable for an investor (*e.g.*, the Contract may not be suitable if the Contract Owner does not intend to take withdrawals prior to annuitization or intends or takes withdrawals that exceed the lifetime payment amount).

<u>Tax Provisions, page 16</u>

21.   Please disclose that an investor should not purchase the Contract as a qualified Contract unless the investor is certain that his or her RMD will not exceed the lifetime payment amount, since withdrawals that exceed the lifetime payment amount may significantly reduce the value of a GLWB or even terminate the Contract.

Fees and Expenses, page 17

22.   Contract owners are charged an annual asset charge fee that appears above the optional benefit fee table but below the annual contract fee. Please revise so that all periodic charges are presented in a single table and clearly identified (*e.g.*, separate line items for account annual expenses such as mortality and expense risk fees, other account fees and expenses, total separate account charges).

23.   In the last sentence before the footnote, there is a reference to December 31 2018. Please update the numbers in the table to 2019.

The Annuity Contract, pages 19-20

24.   In the second bullet point on page 20, please change references from "the GMAB" to "a GMAB" since there are two GMAB options being offered to Contract Owners. In addition, please disclose, as applicable, that if a Contract Owner chooses one of the optional living benefit riders, he or she may only invest in a Designated Investment Option.

Variable Account Options: The Funds, pages 22-24

<u>Selection of Funds, page 24</u>

25.   Please disclose the notice the Company will give to Contract Owners if a Fund is removed or added.

26.   In the second paragraph, please confirm that Contract Owners selecting the Income Boost GLWB will not be required to invest in Designated Investment Options.

Purchase Payments, page 26

27.   In the last sentence, you state that the Company reserves the right not to accept any Purchase Payment. Please clarify if this includes those that are in good order.

Designated Investment Options, pages 39-40

28.   Please disclose what will happen if a Designated Investment Option liquidates or is acquired in a merger.

Optional Living Benefit: the GLWB, pages 40-55

29.   Please clarify the contingent nature of the guarantee provided by the GLWB (*i.e.*, any withdrawals taken while the Contract Value is greater than zero are withdrawals of the Owner's own money, and the chance of outliving accumulation value and receiving lifetime payments from the Company may be minimal).

Optional Living Benefit: the GMAB, pages 55-61

30.   Please confirm if the only difference between the ten-year and seven-year GMAB riders is their term and related Factor. If there are other differences, please explain.

31.   Please clarify the contingent nature of the guarantee provided by the GMAB since Contract Owners selecting a GMAB will be required to invest only in Designated Investment Options that have been selected to minimize investment risk.

Exhibits

32.   Please file any missing exhibits, including the auditor's consent.

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        We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6870 or hahnja@sec.gov if you have any questions.

Sincerely,

/s/ Jaea Hahn

Jaea F. Hahn
Senior Counsel

cc: Sumeera Younis, Branch Chief
        Andrea Ottomanelli Magovern, Assistant Director